Propanc Biopharma, Inc.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

February 11, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc
Registration Statement on Form S-1/A
File No. 333-235479

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Propanc Biopharma, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Friday, February 14, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Propanc Biopharma, Inc.

/s/ James Nathanielsz.
James Nathanielsz
Chief Executive Officer